Exhibit 1.1

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Falconbridge Limited.

May 18, 2006

Notice of Offer to Purchase for Cash
All of the Outstanding Common Shares
of
FALCONBRIDGE LIMITED
for
C$52.50 per Share
by
XSTRATA CANADA INC.
a wholly-owned subsidiary of
XSTRATA plc

Xstrata plc, through its wholly-owned subsidiary Xstrata Canada Inc. (the "Offeror"), is offering (the "Offer") to purchase at a price of C$52.50 cash per share all of the outstanding common shares (together with the associated rights issued and outstanding under the shareholder rights plan, the "Shares") of Falconbridge Limited ("Falconbridge") other than any Shares owned directly or indirectly by Xstrata plc. The Offer, which is subject to certain conditions, is set forth in the offer to purchase and related offering circular dated May 18, 2006 (the "Circular"), a copy of which is being filed with the securities regulatory authorities in Canada and with the United States Securities and Exchange Commission and which should be made available by such authorities through the Internet at www.sedar.com and www.sec.gov, respectively.

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on Friday, July 7, 2006 (the "Expiry Time"), unless extended or withdrawn.

The Offer is subject to certain conditions that are described in the Circular, including there being deposited under the Offer and not withdrawn, at the Expiry Time, together with Shares held by the Offeror and its affiliates, at least 66 2/3% of the outstanding Shares (on a fully-diluted basis) and at least a majority of the shares then outstanding (on a fully-diluted basis), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction under applicable securities laws. The Offer is also subject to the condition that the shareholders of Xstrata plc approve the acquisition of the Shares by the Offeror, as required by the Listing Rules of the United Kingdom Financial Services Authority. Xstrata plc intends to call a meeting of its shareholders to be held in June, 2006 to approve the acquisition of the Shares pursuant to the Offer. Subject to applicable laws, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any shares deposited under the Offer unless each of the conditions is satisfied or waived at or before the Expiry Time.

The Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "FAL.LV"and the New York Stock Exchange under the symbol "FAL". The closing price of the Shares on the TSX on May 16, 2006, the last trading day prior to the announcement of the Offeror's intention to make an Offer, was Cdn. $54.00. The Offer represents a premium of 12.3% over the value of the revised offer made by Inco Limited ("Inco") in its competing offer for the Falconbridge Shares, based upon the closing price on the TSX of Inco shares on May 5, 2006, the last trading day prior to the announcement by Teck Cominco Limited of its intention to acquire Inco, and assuming full proration of the share and cash consideration in accordance with the terms of Inco's offer. The Offer also represents a premium of 11.2% over the closing price of C$47.23 per Falconbridge Share on the TSX on May 5, 2006.

Xstrata plc has obtained commitments from financial institutions to finance the Offer.

A request has been made to Falconbridge for the use of Falconbridge's shareholder list and security position listings for the purpose of disseminating the Circular to Falconbridge's shareholders. When that list is provided, the Circular and other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Falconbridge's shareholder list.

The Offer is made solely by the Circular and is not being made to (nor will deposits be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Circular contains important information that shareholders should read in its entirety before making any decision with respect to the Offer.

The Depositary and Information Agent for the Offer is

130 King Street West, Suite 2950, P.O. Box 361
Toronto, ON M5X 1E2

North American Toll Free Phone: 1-866-639-7993

Outside North America, Bankers and Brokers Call Collect: (416) 867-2272
e-mail: contactus@kingsdaleshareholder.com

The Dealer Managers in Canada are:	The Dealer Managers in the United States are:
TD Securities Inc. 66 Wellington Street West TD Bank Tower, 8th Floor Toronto, ON M5K 1A2 Telephone: (416) 982-4594	JP Morgan Securities Inc. 277 Park Avenue New York, NY 10172 Telephone: (212) 270-6000
JP Morgan Securities Canada Inc. Royal Bank Plaza Toronto, ON M5J 2J2 Telephone: (416) 981-9200	Deutsche Bank Securities Inc. 60 Wall Street, 45th Floor New York, NY 10005 Telephone: (212) 250-6022
Deutsche Bank Securities Limited 222 Bay Street, Suite 1100 Toronto, ON M5K 1E7 Telephone: (212) 250-6022	TD Securities (USA) LLC 31 West 52nd Street, 20th Floor New York, NY 10019 Telephone: (212) 827-7316